

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Mary Jane Raymond
Chief Financial Officer
II-VI INC
375 Saxonburg Blvd.
Saxonburg, PA 16056

      Re: II-VI INC
         Form 10-K for the Fiscal Year Ended June 30 , 2021
         File No. 001-39375

Dear Ms. Raymond:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences